UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424

HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
HOMESTREET, INC.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee, Plan Administrator, and Plan Participants
HomeStreet, Inc. 401(k) Savings Plan
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of HomeStreet, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2020.

Houston, Texas
June 16, 2025

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	2024	2023

ASSETS:
Participant directed investments, at fair value	$176,945,807	$163,881,628
Cash	—	500
Total investments	176,945,807	163,882,128
Receivables:
Notes receivable from participants	1,671,068	1,735,994
Employer contributions	172,205	172,619
Total receivables	1,843,273	1,908,613
Total assets	178,789,080	165,790,741
LIABILITIES:
Accrued expenses and other liabilities	472	19,140
Total liabilities	472	19,140
NET ASSETS AVAILABLE FOR BENEFITS	$178,788,608	$165,771,601

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

ADDITIONS:
Contributions:
Participant contributions	$7,069,171
Rollover contributions	484,924
Employer matching contributions	3,208,587
Total contributions	10,762,682
Investment income
Net appreciation in fair value of investments	15,020,127
Dividends	6,962,561
Interest	353,549
Net investment income	22,336,237
Interest on notes receivable from participants	128,901
Total additions	33,227,820
DEDUCTIONS:
Benefits paid to participants	20,014,075
Administrative expenses	196,738
Total deductions	20,210,813
INCREASE IN NET ASSETS	13,017,007
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	165,771,601
End of year	$178,788,608

See accompanying notes to the financial statements.

HOMESTREET, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024

1.DESCRIPTION OF PLAN
The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a trusteed defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the HomeStreet, Inc. Retirement Benefits Committee, which is comprised of certain officers and employees of HomeStreet, Inc. (the “Company” or “Plan Sponsor”). Charles Schwab Bank serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Employees of the Company and its wholly owned subsidiary, HomeStreet Bank are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, and (iii) participant rollovers from another qualified plan.

Participants may elect to contribute a percentage of their eligible compensation to the Plan each year, subject to the limitations, as defined in the Plan document. Certain of those contributions may be excluded from the participant’s taxable income until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly hired eligible employees are automatically enrolled in the Plan unless they elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions are invested in a designated model allocation fund based on the number of years until the participant's expected retirement which may be changed by the participant. Participants who attain age 50 before the end of the plan year are eligible to make catch-up contributions during that plan year; these additional contributions are ineligible for a Company matching contribution.

The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. A participant’s combined pre-tax 401(k) contributions, plus any Roth 401(k) contributions cannot exceed 80% of the participant’s eligible compensation or the annual contribution limit established by the Internal Revenue Service, whichever is less.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts — Each participant’s account is credited with the participant's contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments— In addition to any auto-enrollment, participants may direct the investment of their contributions and the Company matching contributions in the Plan and earnings thereon into employer stock or any of the mutual and collective investment trust fund investment options of the Plan.

Participants may not acquire additional shares of HomeStreet, Inc. stock if more than 10% of their total account balance is in HomeStreet, Inc. shares.

Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.

Vesting — Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.

Forfeitures — Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. At December 31, 2024 and 2023, there were $1,141 and $4,659, respectively, of unallocated forfeitures in the Plan.

Notes Receivable from Participants — Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of HomeStreet, Inc. stock. The loan term generally may not exceed 5 years, but can be longer if the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account and the outstanding loans as of December 31, 2024, bear interest at rates that range from 4.25% to 9.50%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. As of December 31, 2024, the loans mature through 2037.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may request a lump sum distribution, roll over the vested Plan account balance into an IRA or new employer’s eligible retirement plan, or leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 72 (or age 70-1/2 if they reached age 70-1/2 by December 31, 2019) or, until April 1st of the calendar year following the year in which the participant terminates employment, if later following the end of the calendar year in which they retire. However, if the participant is a 5% owner, they must begin receiving these distributions by April 1st following the end of the calendar year in which they reach age 72 (or age 70-1/2 if they reached age 70-1/2 by December 31, 2019) even if they are still employed by the Employer.

In-Service Withdrawals — Participants may elect to withdraw all or a portion of their employee contribution portions of their account balance, at any time on or after the day the participant attains age 59 1/2. If a participant is under age 59 1/2 under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include unreimbursed medical expenses, costs related to the purchase of the participant’s principal residence (excluding mortgage payments), the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair of damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence.

Other — Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the recordkeeper, and by Charles Schwab

Bank, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events, which could impact the value of investment securities, such as international conflicts. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation – The Plan’s investments are stated at fair value, or net asset value (“NAV”) for Galliard Stable Return Fund C (“the Fund”). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.

Income Recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the unrealized change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. The Plan Administrator and the Trustee will treat a loan that has been defaulted upon and not corrected within the cure period as a deemed distribution from the Plan, unless the Plan Administrator authorizes any other corrective action. Delinquent participant loans are recorded as distributions no later than the last day of the calendar quarter following the calendar quarter in which the required installment payment was due. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

Administrative Expenses — All administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. The amounts paid to Schwab Retirement Plan Services, Inc. and Charles Schwab Bank for recordkeeping and trustee fees were $172,529 and $266,319 in 2024 and 2023, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.    FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

HomeStreet, Inc. Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded (NASDAQ).

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Galliard Stable Return Fund is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (“NAV”) as a practical expedient. The Galliard Stable Return Fund C calculates NAV per share in a manner consistent with the measurement principles in ASC 946, Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets, which include the fully benefit responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a significantly different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023:

	December 31, 2024
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$2,137,585	$—	$—	$2,137,585
Mutual funds	162,919,000	—	—	162,919,000
Total	$165,056,585	$—	$—	165,056,585
Investments measured at NAV (1)				11,889,222
Total investments				$176,945,807

	December 31, 2023
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$1,928,565	$—	$—	$1,928,565
Mutual funds	150,655,382	—	—	150,655,382
Total	$152,583,947	$—	$—	152,583,947
Investments measured at NAV (1)				11,297,681
Total investments				$163,881,628
(1) Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.
A summary of the Plan’s investments at December 31, 2024 and 2023, where fair value is estimated based on the NAV is presented below:

Investment	2024 Fair Value	2023 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period

Galliard Stable Return Fund C	$11,889,222	$11,297,681	$—	Same day	None	None
4.    GALLIARD STABLE RETURN FUND C

The Galliard Stable Return Fund C (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund monthly, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

5.    PLAN TERMINATION
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service issued an opinion letter dated September 21, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator is responsible for analyzing tax positions taken by the Plan and we would evaluate any for recognition in the financial statements or disclosures in the notes. We are not aware of any tax positions taken by the Plan as of December 31, 2024 and 2023, therefore none were evaluated for recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

7.    PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of HomeStreet, Inc. stock and Charles Schwab mutual funds trusteed by Charles Schwab Bank. Charles Schwab Bank is the trustee for these investments as defined by the Plan and HomeStreet, Inc. stock is issued by the employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

At December 31, 2024 and 2023, the Plan held 187,179 and 187,239 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,197,217 and $4,510,152, respectively. For the year ended December 31, 2023, the Plan recorded $103,276 dividend income related to the common stock of the Company. The shareholder dividends were suspended at the end of 2023.

8.    SUBSEQUENT EVENTS
On March 28, 2025, the Company entered into a definitive merger agreement (the "Merger Agreement") with Mechanics Bank, whereby the Company and the Bank will merge with and into Mechanics Bank. This merger is expected to close in the third quarter of 2025. If the merger is completed, the Company anticipates that the Plan will be terminated as set forth in the Merger Agreement.

SUPPLEMENTAL SCHEDULE

HOMESTREET, INC.
401(k) SAVINGS PLAN
Employer ID No: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2024

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	HomeStreet	HomeStreet, Inc. Common Stock	**	$2,137,585
	Dodge & Cox	Dodge & Cox Income Fund	**	14,461,042
	Dodge & Cox	Dodge & Cox International Stock X	**	6,718,721
	Dodge & Cox	Dodge & Cox Stock Fund	**	15,163,576
	Fidelity	Fidelity Extended Market Index Fund	**	17,510,313
	Harbor	Harbor Capital Appreciation Fund	**	22,720,884
	Impax	Impax Sustainable Allocation Institutional	**	28,797
	Loomis	Loomis Sayles Bond Fund	**	6,863,843
	PIMCO	PIMCO Commodity Real Return Institutional	**	3,322,972
*	Schwab	Schwab S&P 500 Index Fund	**	32,893,256
	JP Morgan	Undiscovered Mgrs Behavioral Value C	**	7,122,993
	Vanguard	Vanguard Developed Markets Index Admiral	**	6,764,520
	Vanguard	Vanguard REIT Index Admiral	**	4,929,269
	Vanguard	Vanguard Small Cap Growth Index Admiral	**	9,381,003
	Vanguard	Vanguard Total Bond Market Index Admiral	**	8,695,008
	Investment Mgrs Series Trust	WCM Focused International Growth Institutional	**	6,342,803
	SEI Trust Company	Galliard Stable Return Fund C	**	11,889,222
*	Various participants	Participant loans with interest rates ranging from 4.25% to 9.50% maturing through 2037		1,671,068
				$178,616,875

*	Party-in-interest
**	Cost information not required for participant-directed investments and therefore is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 16, 2025

HomeStreet, Inc. 401(k) Savings Plan

/s/ Aaron Morin
Aaron Morin
SVP, Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm